# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TaskUs, Inc., CIK 0001829864
CUSIP: 87652V109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1650 INDEPENDENCE DRIVE, 1650 INDEPENDENCE DRIVE, NEW BRAUNFELS, Texas (TX), 78132
Date of event which requires filing of this statement: 05/09/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001635999-25-000004
Filed by CIK 0001635999
Persons authorized to receive notices and communications: Marcus A. Werner, c/o Think Investments LP, One Letterman Dr, Bldg C, Suite CM-420, San Francisco, California (CA), 94129, 415-675-3271

## Reporting persons
- Think Investments LP (CIK 0001635999): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,734,665; sole dispositive power 0; shared dispositive power 3,734,665; aggregate amount beneficially owned 3,734,665 (19.8% of the class)
- Think India Opportunities Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 3,157,150; sole dispositive power 0; shared dispositive power 3,157,150; aggregate amount beneficially owned 3,157,150 (16.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: TaskUs, Inc.
Address of issuer's principal executive offices: 1650 INDEPENDENCE DRIVE, 1650 INDEPENDENCE DRIVE, NEW BRAUNFELS, Texas (TX), 78132

## Item 2. Identity and Background
Name of person filing:
Think Investments LP
Think India Opportunities Master Fund LP
Residence or business address:
One Letterman Drive
Building C, Suite CM-420
San Francisco, CA 94129
Present principal occupation or employment: The principal occupation of Think Investments LP is being the Investment Advisor to the funds. The principal occupation of Think India Opportunities Master Fund LP is being the Master Fund to feeder funds.
Criminal convictions in the last five years: The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Think Investments LP - Delaware
Think India Opportunities Master Fund LP - Cayman Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used cash to make the purchases of Common Stock listed on Exhibit I hereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have acquired shares in the issuer for investment purposes and would like to express an intent to explore further opportunities in its business to maximize value. This may include discussions with management, the acquirers or other relevant parties with respect to the terms of the recently announced take-private transaction.

The Reporting persons may, from time to time, review or reconsider their position and may formulate plans or proposals with respect to the issuer or its securities, but has no present plans or proposals in place. The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Statement on Schedule 10-Q filed with the Securities and Exchange Commission on May 12, 2025, in which the Issuer stated that the number of Class A common stock outstanding as of May 2, 2025 was 18,837,801 shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Think Investments LP - 3,734,665.00
Think India Opportunities Master Fund LP - 3,157,150.00
Transactions in the class effected during the past sixty days: Exhibit I sets forth the transactions in the Common Stock effected by the Reporting Persons during the past 63 days.
Other persons with the right to receive dividends or sale proceeds: Think Investments LP is filing this Schedule 13D because, as the investment adviser of one or more investment partnerships or pooled investment vehicles that beneficially hold the Securities, Think Investments LP has been granted the authority to dispose of and vote such Securities. The investment partnerships have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit I - TASK purchases - 13D
Exhibit II - Joint Filing Agreement - TASK - 13D
Exhibit III - TaskUs Evaluation

## Signatures
- Think Investments LP: Marcus A. Werner, Chief Compliance Officer ofThinkInvestments LP (08/26/2025)
- Think India Opportunities Master Fund LP: Marcus A. Werner, Chief Compliance Officer of the Investment Advisor of Think India Opportunities Master Fund LP (08/26/2025)